SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for November 17, 2005

The BOC Group plc

Chertsey Road, Windlesham,
Surrey GU20 6HJ
England

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [X]          Form 40-F  [  ]

Enclosures:

A News Release dated 17 November 2005 announcing the Preliminary Results for The BOC Group plc for the year ended 30 September 2005.

THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY
INFORMATION SERVICE ON 17 NOVEMBER 2005
AT 7.03 HRS UNDER REF: PRNUK-1711050659-5248

FOR IMMEDIATE RELEASE
Windlesham, 17 November 2005

The BOC Group results for the year to 30 September 2005

'strong progress in the gases businesses supports record earnings'
	Year 2005	Year 2004	4th qtr 2005	4th qtr 2004
Turnover	£4,605.0m	£4,599.3m	£1,181.1m	£1,188.2m
Operating profit	£543.5m	£559.5m	£128.1m	£151.7m
Adjusted operating profit (1)	£564.2m	£576.9m	£140.7m	£154.5m
Earnings per share	74.1p	53.5p	17.8p	20.0p
Adjusted earnings per share (1)	67.5p	63.2p	17.7p	17.0p
(1) (2) (3)	'Adjusted' means excluding exceptional items. Comparisons are made with the same period a year ago at constant exchange rates. This preliminary announcement is unaudited.
•	BOC's two global gases businesses performed strongly in both the fourth quarter and in 2005. In aggregate their adjusted operating profit was up 7 per cent in the quarter and 8 per cent for the year.
•	Group results overall are impacted by portfolio changes including the disposal of a controlling interest in the Afrox hospitals business with effect from the end of March 2005.
•	ISP's adjusted operating profit was improved by the disposal of the US packaged gas business in July 2004 and the elimination of associated overhead costs.
•	Increased energy costs were largely recovered through higher selling prices.
•	BOC Edwards' adjusted operating profit in the fourth quarter was better than in the third quarter, reflecting the early benefits of cost savings programmes that are planned to deliver further benefits in 2006.

•	Adjusted return on capital employed for 2005 of 16.2 per cent was higher than for 2004 despite the effect of the Afrox hospitals disposal. This was driven by improved returns in both the gases businesses.

•	A significant investment programme is under way with ten major new plants under construction in Asia and the Americas. Some of this benefit will accrue in 2006, with the full year benefit of most of the schemes being realised in 2007.

Chief Executive, Tony Isaac said,
 'BOC has reported record adjusted earnings for fiscal 2005, driven by strong growth in its global gases businesses. The disposal of packaged gases operations in the US has delivered the planned improvement in profitability for our Industrial and Special Products business and growth in Asia supported the improvement in the Process Gas Solutions business. The stronger performance in the gases businesses led to an improvement in return on capital employed for 2005. We have a significant investment programme under way with ten major new plants under construction in Asia and the Americas. Some of this benefit will accrue in 2006, with the full year benefit of most of the schemes being realised in 2007.'

The BOC Group results for the quarter and year to 30 September 2005
	2005	2004	change as reported	at constant exchange rates (2)
Excl. exceptional items (1)

Year to 30 September
Turnover	£4,605.0m	£4,599.3m	+0%	+0%
Adjusted operating profit	£564.2m	£576.9m	- 2%	- 3%
Adjusted profit before tax	£505.7m	£504.3m	+0%	- 1%
Adjusted earnings per share	67.5p	63.2p	+7%	+6%
4th qtr to 30 September
Turnover	£1,181.1m	£1,188.2m	- 1%	- 3%
Adjusted operating profit	£140.7m	£154.5m	- 9%	- 12%
Adjusted profit before tax	£124.2m	£139.1m	- 11%	- 14%
Adjusted earnings per share	17.7p	17.0p	+4%	+1%

Statutory results

Year to 30 September
Turnover	£4,605.0m	£4,599.3m	+0%	+0%
Operating profit	£543.5m	£559.5m	- 3%	- 4%
Profit before tax	£593.6m	£412.3m	+44%	+41%
Earnings per share	74.1p	53.5p	+38%	+36%
4th qtr to 30 September
Turnover	£1,181.1m	£1,188.2m	- 1%	- 3%
Operating profit	£128.1m	£151.7m	- 16%	- 18%
Profit before tax	£122.9m	£141.5m	- 13%	- 18%
Earnings per share	17.8p	20.0p	- 11%	- 16%

Notes

1.	Results excluding exceptional items are used by management to measure performance. They are shown in order to reveal business trends more clearly than statutory results, which include such items.
2.	In order to show underlying business trends, results are also compared at constant exchange rates to eliminate the effects of translating overseas results into sterling at varying rates.
3.

Unless otherwise stated, all the commentaries that follow are made on the basis of adjusted results that exclude exceptional items and comparisons are at constant exchange rates. Segment results are shown on this basis below.

4.	Full statutory results are on pages 11 to 20.

BUSINESS SEGMENT RESULTS
 All comparisons that follow are on the basis of constant exchange rates.
Adjusted operating profits exclude operating exceptional items (see also note 4 on page 19).
Comparisons are made with the same period a year ago unless stated otherwise.
The fourth quarter means the fiscal quarter to 30 September.

	Year to 30 September 2005				Fiscal fourth quarter
Business segments £ million	Turnover		Adjusted operating profit		Turnover		Adjusted operating profit

Process Gas Solutions	1,466.3	+16%	207.2	+9%	401.9	+17%	54.9	+9%
Industrial and Special Products	1,721.7	- 4%	289.4	+6%	442.7	- 3%	76.9	+6%
BOC Edwards	826.0	+2%	38.1	- 21%	226.4	+0%	10.6	- 33%
Afrox hospitals *	275.1	- 38%	37.2	- 39%	23.3	- 80%	3.8	- 79%
Gist	315.9	+8%	24.5	- 2%	86.8	+20%	6.3	- 2%
Corporate			(32.2)				(11.8)
Group total	4605.0	+0%	564.2	- 3%	1,181.1	- 3%	140.7	- 12%

* The disposal of the majority shareholding in Afrox Healthcare Limited took effect from the end of March 2005. Until disposal, Afrox Healthcare Limited was fully consolidated into The BOC Group accounts in the Afrox hospitals segment. For the second half of 2005, a 20 per cent share of the results of the new company, with its adjusted operating profit and net interest charge, was included in the BOC Group profit and loss account. The comparisons above are therefore distorted by this change of ownership.

PROCESS GAS SOLUTIONS (PGS)
 Turnover increased by 16 per cent for the year and by 17 per cent in the fourth quarter. Part of the revenue increase was attributable to factors that did not have a corresponding impact on operating profit. Energy-related price increases in the UK and the US, changes to a supply scheme contract and increased turnover within the Linde BOC Process Plants business in the US contributed 6 per cent to the turnover increase in the fourth quarter. The increase in BOC's share of the Cantarell nitrogen project for Pemex in Mexico became effective at the beginning of September 2004 and this also contributed 2 per cent to the growth of PGS turnover for the fourth quarter.

The new air separation unit supplying gases to the Sinopec YPC/BASF joint venture petrochemical plant began production in 2005 and contributed towards growth in Asia but, for PGS as a whole, recently commissioned plants had a relatively minor impact on turnover growth in 2005.

Adjusted return on capital employed by PGS rose to 12.0 per cent for 2005, which compares with 10.8 per cent for 2004. As expected, the rate of sequential improvement has now slowed as a result of increasing capital spending to satisfy new supply scheme contracts. Ten major plants are under construction in Asia and the Americas. Most of the benefit from this significant investment programme will accrue during 2007 when these plants have been commissioned.

Economic conditions remained generally favourable in north America during 2005, although demand from the steel sector was on a declining trend compared with the previous year. Higher energy costs were largely passed through to tonnage customers and recovered by increased selling prices in the merchant markets. The impact of the two Gulf Coast hurricanes was limited to minor disruption of the availability and distribution of carbon dioxide in the southern states.

In Europe, growth of turnover in 2005 and in the fourth quarter was driven by increased prices to recover higher energy costs in the UK rather than by increased volume. Conditions remained difficult in the merchant market for liquefied gases, reflecting a gradual decline in some manufacturing sectors of the UK. Turnover and adjusted operating profit continued to grow in Poland for the year and for the fourth quarter.

There has been an even bigger increase in UK power prices for 2006 and further selling price increases are being implemented with customers. It is still too early to tell what impact these increases may have on industrial gas demand in the long term in the UK.

Cryostar's business as a manufacturer of cryogenic pumps, expansion turbines and compressors continued to expand in 2005. These devices are used for a variety of industrial gas applications and for marine liquefied natural gas (LNG) tankers.

The growth of turnover in north Asia was driven by new plants in China and improved demand in Korea. Improved adjusted operating profit in Asia during 2005 and in the fourth quarter was largely attributable to good performances in south and south east Asia.

The PGS line of business has several new plants currently under construction. Some £485 million of capital is being invested by BOC's subsidiaries, joint ventures and associates. In the first full year of operation, which will be 2007 for most of the projects, BOC's share of the revenues, operating profits and capital employed relating to these schemes is expected to be approximately £200 million, £30 million and £300 million respectively.

Project orders include hydrogen plants to supply the US refineries of BP and Sunoco at Toledo, Holly and Chevron at Salt Lake City and Valero in Ohio. New air separation plants are being constructed to supply Thai Olefins Company at Map Ta Phut, as well as Chinese steel makers TISCO and Ma Steel. New capacity will supply the Jindal steel plant at Bellary and make liquefied gases for the expanding merchant market in southern India. A new merchant plant is also to be built in Georgia in response to increasing demand in the southern US. In Mexico a fifth production module is being added to increase the output of the world's biggest nitrogen plant by 25 per cent and further enhance oil recovery from Pemex fields in the Gulf of Mexico.

INDUSTRIAL AND SPECIAL PRODUCTS (ISP)
 Improved adjusted operating profits for the fourth quarter and the year were driven mainly by strong performances in north America and in the south Pacific region.

Comparisons of turnover are distorted by the disposal of the packaged gas business in the US at the end of July 2004 and by the disposal of most of the Unique Gas business in Thailand at the end of the first quarter of 2005. After eliminating the effect of both these disposals, the underlying growth of ISP turnover was 6 per cent for both the fourth quarter and for the whole of 2005.

Adjusted operating profit was also up 6 per cent for both the fourth quarter and for the year, having benefited from the US disposal and the elimination of the associated overhead costs. The result for the fourth quarter includes a gain on the disposal of some land in India partly offset by charges for restructuring in the UK.

Overall sales of industrial products increased in 2005 driven by expanding sales of safety products and by higher selling prices to recover input costs for liquefied petroleum gas and energy. Medical gas sales grew, mainly through the continued introduction of cylinder packages that are more convenient for customers to use. In South Africa, a contract to supply medical oxygen to government hospitals was renewed and new business was won to supply oxygen for homecare. Special products and services, including scientific gases, packaged chemicals and refrigerants, also developed well in 2005.

In Europe turnover increased for the year and for the fourth quarter but adjusted operating profit was down, mainly as a result of restructuring charges in the UK.

During 2005 the UK Government announced a major change in the regional process for the provision of homecare oxygen within the National Health Service to be phased over the next 6 months. BOC has been awarded the contract to provide patients with the new service in the eastern region but will see a reduction in its domiciliary oxygen business compared to its current position.

Revenues for the fourth quarter and for the year were lower in north America as a result of the US packaged gas disposal in 2004. Adjusted operating profit benefited significantly from the disposal, and was also helped by new business with distributors in the US and by strong demand from the oil and gas sector in western Canada.

Good improvements in both turnover and adjusted operating profit were achieved in the south Pacific region for the fourth quarter and for the year. These were driven by increased sales of safety products and by higher gas and rental prices, which offset input cost inflation.

The South African economy continued to perform well in 2005 leading to sustained demand for industrial and safety products. African turnover and adjusted operating profit increased in the fourth quarter and in 2005. Despite the strength of the South African rand, export sales of welding products held up and sales of safety products grew significantly, following the formation of Afrox Safety as a discrete operational unit to provide safety products and services.

BOC EDWARDS
 Turnover for the fourth quarter was better than in the previous three quarters, mainly because of sales of integrated sub-systems for semiconductor manufacturers in Japan and good business activity in Korea. Turnover for the fourth quarter and for the full year was similar to that of a year ago.

With some improvement in turnover compared with earlier quarters and the initial benefit of cost reduction programmes, adjusted operating profit in the fourth quarter was higher than in the previous quarter, although it was lower than a year ago.

US dollar weakness adversely affected margins for the year and for the fourth quarter. The adjusted operating profit for the fourth quarter of 2005 would have been approximately £1.6 million more if transactions had been conducted at the exchange rates of a year ago.

As yet there are no clear signs of a sustained improvement in semiconductor equipment demand and flat panel prices coupled with the continued ramp up of new plants are discouraging further significant investments in new production facilities.

In order to limit the impact of adverse movements in exchange rates and to reduce production costs, BOC Edwards is increasing new manufacturing capacity outside the UK in Korea, China, the Czech Republic and Brazil. At the same time, more products and services are being sourced from lower cost regions.

The restructuring programme that was initiated in the third quarter is planned to deliver savings of approximately £5 million a year.

AFROX HOSPITALS
 The disposal of the majority shareholding in Afrox Healthcare Limited to a consortium led by two major black empowerment investors became effective from the end of March 2005. African Oxygen Limited (AOL), BOC's subsidiary in South Africa, retains a 20 per cent interest in the new company. Until disposal, Afrox Healthcare Limited was fully consolidated into The BOC Group accounts. For the second half of 2005, a 20 per cent share of the results of the new company, with its operating profit and net interest charge, was included in the BOC Group profit and loss account. The above comparisons against a year ago are therefore distorted by this change of ownership.

The disposal proceeds were received by AOL in March and distributed to The BOC Group and AOL minority shareholders by means of a special dividend paid in June, followed by a share buy-back in July 2005.

GIST
 Turnover was up for the year and for the fourth quarter with growth in nearly every part of the business. Operations for Marks & Spencer reflected the increasing number of new outlets such as Simply Food now served by Gist. There was also more activity on behalf of Budgens and Carlsberg and from the expansion of the Ocado business. Fourth quarter turnover was also increased by new business for Woolworths and the acquisition of Van Dongen at the beginning of September 2005, which adds to Gist's growing primary food business.

In the fourth quarter adjusted operating profit was ahead of the previous quarter but slightly less than a year ago as a result of higher pension costs and for the cost of complying with Sarbanes-Oxley legislation.

In November 2005 Gist was awarded an extension to its food logistics contract with Marks & Spencer. The contract covers the retailer's growing food business until 2011, confirming it as one of the UK's largest food logistics contracts.

Gist currently supplies around 420 Marks & Spencer stores nationwide from six dedicated distribution centres and has managed the distribution of chilled and ambient foods for Marks & Spencer since 1970.

CORPORATE COSTS
 These increased in 2005 partly as a result of additional spending on procedures to ensure compliance with Sarbanes-Oxley legislation and discretionary spending on litigation support in the US. These costs are expected to be similar in 2006. However the corporate charge in the fourth quarter of 2005 also included a provision of £4.3 million for environmental clean-up in the US that is not expected to recur in 2006.

EXCEPTIONAL ITEMS
 Exceptional profits of £95.4 million have been recognised in 2005, following the disposals of Afrox Healthcare Limited in South Africa and of the majority of a shareholding in the US beverage dispense company, NuCo2.

Exceptional costs of £20.7 million were charged within BOC Edwards during 2005. Some £14 million of this relates to the impairment of goodwill, principally within the chemical management business. The remainder is a charge for restructuring.

In November 2005 a sum of US$20 million was received from Airgas Inc as a further and final consideration for its purchase of BOC's US packaged gas business, following the satisfaction of certain performance conditions. This has also been credited as an exceptional item in fiscal 2005.

IMPACT OF EXCHANGE RATES
 The effect of exchange rate movements, that had been negative in the first quarter of 2005, became positive as the year progressed. The stronger Australian dollar and South African rand were the main positive factors and had most impact on the Industrial and Special Products business. The US dollar became a positive factor in the fourth quarter but it was negative for the year as a whole and affected principally the Process Gas Solutions business.

Foreign currency translation was £27.1 million positive to turnover in the fourth quarter but just £3.9 million positive for the year. The corresponding effects on adjusted operating profit were £4.8 million positive for the fourth quarter and £4.5 million positive for the year.

CASH FLOW, BORROWINGS AND TAX
 Operating cash flow for the year to September 2005 was £665.5 million. A strong fourth quarter generated some £258 million of operating cash flow, similar to the same quarter last year.

The £93 million reduction in operating cash flow for this year compared with last year was principally a consequence of the disposal of the Afrox hospitals business earlier in the year. This accounted for some £70 million of the apparent deterioration in cash generating performance. The impact of this in quarter four alone was some £36 million.

Dividends from joint ventures and associates totalled £51.1 million for the year. Last year's total of £79.1 million reflected an increase in the level of dividends, including a second dividend for the year from Japan Air Gases, as part of a strategy which made the financial structure of the joint ventures more efficient.

Returns on investment and servicing of finance, comprising net interest paid and dividends paid to minority shareholders, increased significantly compared with last year. The 2005 total included approximately £54 million for the minority interest element of the special dividend paid by African Oxygen Limited following the disposal of its majority shareholding in Afrox Healthcare Limited in March 2005.

Capital expenditure increased in the fourth quarter compared to last year, and in total the cash spend in the year was £353 million. This reflects continuing expenditure in new supply scheme projects by subsidiary companies, principally in Asia/Pacific and the Americas. Additional equity funding for the Group's share of capital expenditure by its joint ventures amounted to £30 million and is reported in acquisition activities.

Total capital expenditure, including investment in joint ventures, is expected to increase by some £100 million in 2006.

At 30 September 2005 the accumulated spending on all projects that have yet to be commissioned was £258 million, which was a significant increase compared with a total of £142 million at the end of 2004.

There was a net outflow of £11.9 million for acquisitions and disposals in the fourth quarter, mainly as a result of the acquisition of the business of G Van Dongen Holding BV, a temperature-controlled transport operator, which forms part of the Gist business segment. The net cash flow on acquisitions and disposals for the full year, however, remained positive, by £128.8 million, following receipt of the proceeds from the disposal in March 2005 by the Group's South African subsidiary of its majority shareholding in the Afrox hospitals business.

Total dividends paid in the year, at £204.1 million, were approximately 3.5 per cent higher than last year.

In total, the Group generated positive net cash flow for the year of £91.6 million.

Net borrowings at 30 September 2005 were £839.7 million. This was £122.7 million lower than at 30 September 2004. The reduction is made up of positive net cash flow of £91.6 million, movements of £34.7 million related to borrowings of businesses acquired or disposed of, and £(3.6) million related to other items. The impact of movements in the values of foreign currencies relative to sterling was not significant in total.

Gearing ratios at 30 September 2005 were 25.6 per cent for net debt / capital employed and 40.9 per cent for net debt / equity, compared with 29.9 per cent and 51.2 per cent respectively at 30 September 2004.

Interest on net debt was covered 7.4 times by adjusted operating profit for the year to 30 September 2005 compared with 6.5 times for the previous year.

At 30 September 2005, adjusted return on capital employed was 16.2 per cent. This is a further improvement on the adjusted return of 15.4 per cent at 30 September 2004, which was itself a significant increase over the preceding year. Return on capital employed was 15.6 per cent compared with 14.9 per cent at 30 September 2004.

The effective rate of tax on adjusted profit for the year to 30 September 2005 was 26 per cent, compared with 29 per cent for the financial year ended 30 September 2004. The main reason for the reduction in the tax rate was the resolution of various matters with the US tax authorities, including the utilisation of tax losses. The total rate of tax on profit for the year to 30 September 2005 was 26.9 per cent, compared with 24.7 per cent for the financial year ended 30 September 2004.

DIVIDENDS

Ordinary shareholders
 A first interim dividend for 2006 of 16.3p will be paid on 1 February 2006 to shareholders on the register on 6 January 2006 and the shares will be quoted 'ex dividend' on 4 January 2006. The BOC Dividend Reinvestment Plan will be available to shareholders whose applications have been received by Lloyds TSB Registrars by 11 January 2006. Any revocations must be received by the same date.

American Depositary Receipt (ADR) holders
 The first interim dividend will be paid on 8 February 2006 to holders of sponsored ADRs registered on 6 January 2006. The ADRs will be quoted 'ex dividend' on the New York Stock Exchange on 4 January 2006. The Global Invest Direct plan will be available to ADR holders.

OUTLOOK FOR 2006
 Continued progress is expected from the Industrial and Special Products business worldwide, driven by above-average growth of the manufacturing economy in South Africa and in Asia. At the same time demand for special gases such as refrigerants, packaged chemicals and scientific gases is growing in most parts of the world. Some home oxygen business has been lost in the UK but BOC's medical gases business is growing strongly in other markets.

After recovering higher energy costs from its customers during 2005, PGS faces even larger power price increases in 2006, particularly in the UK. Good progress is being made in recovering most of the additional costs of production and distribution by raising selling prices. At this stage it is not clear what, if any, impact higher energy prices may have upon customers' demands for industrial gases.

The PGS line of business reported a good increase in adjusted operating profit for 2005 and further progress is expected in 2006. PGS will benefit later in 2006 from the commissioning of new projects and the full year impact of most of these will be realised in 2007.

In BOC Edwards, exchange rate exposure and costs are being reduced by increasing overseas manufacturing. In the absence of a sustained recovery in demand for semiconductor equipment, restructuring has been initiated, which is planned to achieve savings of some £5 million a year.

Overall the Group is looking forward to another year of steady progress in 2006 as it continues to pursue its longer-term investment plans.

Cautionary statement
 This News Release and in particular the section headed Outlook contain statements which are, or may be, forward-looking statements under United States securities laws. These include, without limitation, those concerning; The BOC Group's strategies, its research and development and information technology activities, its investments, the commencement of operations of new plants and other facilities, its restructuring plans, efficiencies, including cost savings, for the Group resulting from business reviews and reorganisations, management's view of the general development of, and competition in, the economies and markets in which the Group does, or plans to do, business, management's view of the competitiveness of the Group's products and services, and its liquidity, capital resources and capital expenditure.

Although The BOC Group believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Accordingly actual results could differ materially from those set out in the forward-looking statements as a result of a variety of factors, including; changes in economic conditions, changes in the level of capital investment by the semiconductor industry, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause the Group's actual results to differ materially from those in the forward-looking statements.

Notes for editors
 The BOC Group is one of the largest and most global of the world's leading gases companies. Serving two million customers in more than 50 countries, BOC employs 30,000 people and had annual sales of £4.6 billion in 2005.

BOC is organised into three global lines of business – aligning the organisation directly to its customers.
 Process Gas Solutions (PGS) provides tailored solutions to the process needs of the largest customers, primarily in industries such as oil refining, chemicals and steel. The result is the dedicated supply of gases by pipeline (tonnage), from on-site production units, or in liquid form by tanker (merchant market). PGS works globally, wherever the world's largest companies do business.
 Industrial and Special Products (ISP) serves customers who need smaller volumes of gas, mostly delivered in cylinders. It offers a range of gases, products and services for cutting and welding metals, and for a host of customers in the medical, hospitality and scientific markets. ISP also has a significant liquefied petroleum gas (LPG) business in certain countries.
 BOC Edwards is synonymous with the semiconductor industry, supplying gases, equipment and services to one of the world's most challenging industries. A world leader in vacuum technology, BOC Edwards supplies vacuum pumps and systems for chemical, pharmaceutical, metallurgical and scientific applications.
BOC also has a specialised logistics operation, Gist, a logistics company specialising in a range of supply chain solutions, which serves a number of major customers including Marks & Spencer, Carlsberg UK and Woolworths.

Print quality images of Tony Isaac, chief executive of The BOC Group, and Alan Ferguson, group finance director, will be made available and may then be downloaded directly from our photo library on the NewsCast website at: http://www.newscast.co.uk To access the library, simply register your details with that website.

More detailed presentation material will be made available on The BOC Group investor relations website www.boc.com/ir under Annual and Quarterly Reports.

Contact:	Christopher Marsay – Director, Investor Relations
01276 477222 (International +44 1276 477222)

GROUP RESULTS
YEAR TO 30 SEPTEMBER 2005
	Year to 30 Sep 2005			Year to 30 Sep 2004

	Before exceptional items	Exceptional items	After exceptional items	Before exceptional items	Exceptional items	After exceptional items

	£million	£million	£million	£million	£million	£million
TURNOVER, including share of joint ventures and associates	4,605.0	-	4,605.0	4,599.3	-	4,599.3
Less: Share of joint ventures	727.8	-	727.8	647.0	-	647.0
Share of associates	122.5	-	122.5	66.9	-	66.9

Turnover	3,754.7	-	3,754.7	3,885.4	-	3,885.4

Operating profit of subsidiary undertakings	436.6	(20.7)	415.9	464.4	(14.8)	449.6
Share of operating profit of joint ventures	107.1	-	107.1	99.4	(2.6)	96.8
Share of operating profit of associates	20.5	-	20.5	13.1	-	13.1

Total operating profit including share of joint ventures and associates	564.2	(20.7)	543.5	576.9	(17.4)	559.5
Profit/(loss) on disposal of businesses	-	98.1	98.1	-	(79.5)	(79.5)
Profit on disposal of fixed assets	-	10.5	10.5	-	4.9	4.9

Profit on ordinary activities before interest	564.2	87.9	652.1	576.9	(92.0)	484.9
Interest on net debt	(76.7)	-	(76.7)	(88.4)	-	(88.4)
Interest on pension scheme liabilities	(128.9)	-	(128.9)	(117.4)	-	(117.4)
Expected return on pension scheme assets	147.1	-	147.1	133.2	-	133.2
Other net financing income	18.2	-	18.2	15.8	-	15.8

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	505.7	87.9	593.6	504.3	(92.0)	412.3
Tax (note 5)	(131.5)	(28.4)	(159.9)	(146.2)	44.5	(101.7)

Profit on ordinary activities after tax	374.2	59.5	433.7	358.1	(47.5)	310.6
Minority interests	(40.0)	(26.7)	(66.7)	(46.6)	-	(46.6)

PROFIT FOR THE YEAR	334.2	32.8	367.0	311.5	(47.5)	264.0
Dividends	(204.1)	-	(204.1)	(197.3)	-	(197.3)

Surplus/(deficit) for the year	130.1	32.8	162.9	114.2	(47.5)	66.7

Earnings per share (note 6)
- basic	67.5p	6.6p	74.1p	63.2p	(9.7)p	53.5p
- diluted	67.3p	6.6p	73.9p	63.1p	(9.6)p	53.5p

GROUP RESULTS
3 MONTHS TO 30 SEPTEMBER 2005
	3 months to 30 Sep 2005			3 months to 30 Sep 2004

	Before exceptional items	Exceptional items	After exceptional items	Before exceptional items	Exceptional items	After exceptional items

	£million	£million	£million	£million	£million	£million
TURNOVER, including share of joint ventures and associates	1,181.1	-	1,181.1	1,188.2	-	1,188.2
Less: Share of joint ventures	201.0	-	201.0	172.7	-	172.7
Share of associates	45.3	-	45.3	15.5	-	15.5

Turnover	934.8	-	934.8	1,000.0	-	1,000.0

Operating profit of subsidiary undertakings	103.5	(12.6)	90.9	124.0	(1.9)	122.1
Share of operating profit of joint ventures	28.6	-	28.6	26.8	(0.9)	25.9
Share of operating profit of associates	8.6	-	8.6	3.7	-	3.7

Total operating profit including share of joint ventures and associates	140.7	(12.6)	128.1	154.5	(2.8)	151.7
Profit on disposal of businesses	-	11.3	11.3	-	0.3	0.3
Profit on disposal of fixed assets	-	-	-	-	4.9	4.9

Profit on ordinary activities before interest	140.7	(1.3)	139.4	154.5	2.4	156.9
Interest on net debt	(21.2)	-	(21.2)	(19.3)	-	(19.3)
Interest on pension scheme liabilities	(32.3)	-	(32.3)	(29.0)	-	(29.0)
Expected return on pension scheme assets	37.0	-	37.0	32.9	-	32.9
Other net financing income	4.7	-	4.7	3.9	-	3.9

PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	124.2	(1.3)	122.9	139.1	2.4	141.5
Tax (note 5)	(28.5)	1.3	(27.2)	(40.2)	12.4	(27.8)

Profit on ordinary activities after tax	95.7	-	95.7	98.9	14.8	113.7
Minority interests	(7.7)	0.5	(7.2)	(14.9)	-	(14.9)

PROFIT FOR THE PERIOD	88.0	0.5	88.5	84.0	14.8	98.8

Earnings per share (note 6)
- basic	17.7p	0.1p	17.8p	17.0p	3.0p	20.0p
- diluted	17.6p	0.1p	17.7p	17.0p	3.0p	20.0p

GROUP BALANCE SHEET
AT 30 SEPTEMBER 2005
	At 30 Sep 2005	At 30 Sep 2004

	£million	£million
Fixed assets
- Intangible assets	142.6	174.9
- Tangible assets	2,639.9	2,618.4
- Joint ventures, associates and other investments	613.9	548.2

	3,396.4	3,341.5

Current assets	1,241.1	1,255.3
Creditors: amounts falling due within one year	(1,157.5)	(1,134.7)

Net current assets	83.6	120.6

Total assets less current liabilities	3,480.0	3,462.1
Creditors: amounts falling due after more than one year	(802.3)	(963.2)
Provisions for liabilities and charges	(360.8)	(345.2)

Total net assets excluding pension assets and liabilities	2,316.9	2,153.7
Pension assets	88.7	68.9
Pension liabilities	(352.5)	(344.5)

Total net assets including pension assets and liabilities	2,053.1	1,878.1

Shareholders' capital and reserves	1,942.0	1,675.3
Minority shareholders' interests	111.1	202.8

Total capital and reserves	2,053.1	1,878.1

GROUP CASH FLOW STATEMENT
YEAR TO 30 SEPTEMBER 2005
	Year to 30 Sep 2005	Year to 30 Sep 2004

	£million	£million

TOTAL OPERATING PROFIT before exceptional items	564.2	576.9
Depreciation and amortisation	301.9	324.0
Net retirement benefits charge less contributions	(14.4)	(15.9)
Operating profit before exceptional items of joint ventures	(107.1)	(99.4)
Operating profit before exceptional items of associates	(20.5)	(13.1)
Changes in working capital and other items	(41.7)	(2.1)
Exceptional cash flows	(16.9)	(11.9)

NET CASH INFLOW FROM OPERATING ACTIVITIES	665.5	758.5

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	51.1	79.1

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(131.6)	(91.2)

TAX PAID	(118.4)	(98.2)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(299.7)	(204.2)

ACQUISITIONS AND DISPOSALS	128.8	92.5

EQUITY DIVIDENDS PAID	(204.1)	(197.3)

NET CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING	91.6	339.2

GROUP CASH FLOW STATEMENT
3 MONTHS TO 30 SEPTEMBER 2005
	3 months to 30 Sep 2005	3 months to 30 Sep 2004

	£million	£million

TOTAL OPERATING PROFIT before exceptional items	140.7	154.5
Depreciation and amortisation	74.8	79.0
Net retirement benefits charge less contributions	(5.7)	(8.8)
Operating profit before exceptional items of joint ventures	(28.6)	(26.8)
Operating profit before exceptional items of associates	(8.6)	(3.7)
Changes in working capital and other items	89.2	74.1
Exceptional cash flows	(3.7)	(6.8)

NET CASH INFLOW FROM OPERATING ACTIVITIES	258.1	261.5

DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES	19.3	42.6

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(7.4)	(20.8)

TAX PAID	(47.9)	(37.7)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(105.1)	(51.0)

ACQUISITIONS AND DISPOSALS	(11.9)	103.5

EQUITY DIVIDENDS PAID	(125.5)	(121.0)

NET CASH (OUTFLOW)/INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING	(20.4)	177.1

TOTAL RECOGNISED GAINS AND LOSSES
YEAR TO 30 SEPTEMBER 2005
	Year to 30 Sep 2005	Year to 30 Sep 2004

	£million	£million

Profit for the year	367.0	264.0
Actuarial loss recognised on the pension schemes	(12.4)	(2.2)
Movement on deferred tax relating to actuarial loss on pensions	(6.7)	(8.1)
Movement on current tax relating to actuarial loss on pensions	8.4	3.2
Exchange translation effect on:
- results for the year	9.4	(0.6)
- foreign currency net investments	71.4	(100.4)

Total recognised gains and losses for the year	437.1	155.9

There were no material differences between reported profits and losses and historical cost profits and losses on ordinary activities before tax for any of the above years.

MOVEMENT IN SHAREHOLDERS' FUNDS
YEAR TO 30 SEPTEMBER 2005
	Year to 30 Sep 2005	Year to 30 Sep 2004

	£million	£million

Profit for the year	367.0	264.0
Dividends	(204.1)	(197.3)

	162.9	66.7
Other recognised gains and losses	70.1	(108.1)
Reversal of goodwill in total recognised gains and losses on disposal of subsidiaries	1.0	15.3
Shares issued	32.6	8.7
Consideration paid for the purchase of own shares held in an ESOP trust	(8.2)	-
Consideration received for the sale of own shares held in an ESOP trust	4.0	2.5
Credit in respect of employee share schemes	4.3	3.5

Net increase/(decrease) in shareholders' funds for the year	266.7	(11.4)
Shareholders' funds at 1 October	1,675.3	1,686.7

Shareholders' funds at 30 September	1,942.0	1,675.3

NOTES TO THE ACCOUNTS
1.

Basis of preparation
The results for the year to 30 September 2005 have been prepared on an accounting basis consistent with that applied in the financial year to 30 September 2004.

Financial information for the year to 30 September 2004 has been based on the full Group accounts for that year. The 2004 accounts received an unqualified audit report and have been delivered to the Registrar of Companies. The auditors' report on the financial statements for the year to 30 September 2005 has yet to be signed.

2.

Exchange rates
The majority of the Group's operations are located outside the UK and operate in currencies other than sterling. Profit and loss and other period statements of the Group's overseas operations are translated at average rates of exchange for the year. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the year end.

The rates of exchange to sterling for the currencies which principally affected the Group's results were as follows:

	Year to 30 Sep 2005	Year to 30 Sep 2004

Average rates:
- US dollar	1.85	1.79
- Australian dollar	2.41	2.47
- Japanese yen	198.20	195.17
- South African rand	11.54	11.85
Year end rates:
- US dollar	1.77	1.81
- Australian dollar	2.32	2.50
- Japanese yen	200.51	199.44
- South African rand	11.25	11.72

3.	Segmental information
	a)	Turnover, by business and by region, for the year to 30 September 2005 was as follows:

	Year to 30 Sep 2005	Year to 30 Sep 2004

	£million	£million
Business analysis:
Process Gas Solutions	1,466.3	1,275.2
Industrial and Special Products	1,721.7	1,782.3
BOC Edwards	826.0	816.5
Afrox hospitals	275.1	432.1
Gist	315.9	293.2

Continuing operations	4,605.0	4,599.3

Regional analysis:
Europe	1,300.8	1,224.6
Americas	1,222.1	1,218.3
Africa	586.0	699.0
Asia/Pacific	1,496.1	1,457.4

Continuing operations	4,605.0	4,599.3

b)	Adjusted operating profit and operating profit, by business and by region, for the year to 30 September 2005 were as follows:

	Year to 30 Sep 2005		Year to 30 Sep 2004

	Adjusted operating profit	Operating profit	Adjusted operating profit	Operating profit

	£million	£million	£million	£million
Business analysis:
Process Gas Solutions	207.2	207.2	190.3	189.5
Industrial and Special Products	289.4	289.4	269.5	253.9
BOC Edwards	38.1	17.4	47.8	46.8
Afrox hospitals	37.2	37.2	59.8	59.8
Gist	24.5	24.5	25.1	25.1
Corporate	(32.2)	(32.2)	(15.6)	(15.6)

Continuing operations	564.2	543.5	576.9	559.5

Regional analysis:
Europe	143.7	138.6	155.4	155.4
Americas	100.0	84.4	77.4	62.6
Africa	91.3	91.3	108.9	108.9
Asia/Pacific	229.2	229.2	235.2	232.6

Continuing operations	564.2	543.5	576.9	559.5

c)	Turnover, adjusted operating profit and operating profit, by business and by region, for the 3 months to 30 September 2005 were as follows:

	3 months to 30 Sep 2005			3 months to 30 Sep 2004

	Turnover	Adjusted operating profit	Operating profit	Turnover	Adjusted operating profit	Operating profit

	£million	£million	£million	£million	£million	£million
Business analysis:
Process Gas Solutions	401.9	54.9	54.9	334.6	48.8	48.6
Industrial and Special Products	442.7	76.9	76.9	442.6	70.5	68.4
BOC Edwards	226.4	10.6	(2.0)	221.3	15.3	14.8
Afrox hospitals	23.3	3.8	3.8	117.3	17.9	17.9
Gist	86.8	6.3	6.3	72.4	6.5	6.5
Corporate	-	(11.8)	(11.8)	-	(4.5)	(4.5)

Continuing operations	1,181.1	140.7	128.1	1,188.2	154.5	151.7

Regional analysis:
Europe	335.1	31.7	31.3	312.5	49.2	49.2
Americas	338.7	29.6	17.4	303.5	14.8	12.9
Africa	103.3	17.1	17.1	192.5	30.7	30.7
Asia/Pacific	404.0	62.3	62.3	379.7	59.8	58.9

Continuing operations	1,181.1	140.7	128.1	1,188.2	154.5	151.7

Adjusted means excluding exceptional items.

4.	Exceptional items

	Year to 30 Sep 2005	Year to 30 Sep 2004

	£million	£million

Restructuring costs and asset impairments	(20.7)	(17.4)

Total operating exceptional items	(20.7)	(17.4)

Profit/(loss) on disposal of businesses	98.1	(79.5)
Profit on disposal of fixed assets	10.5	4.9

Total non-operating exceptional items	108.6	(74.6)

Operating exceptional items for the year to 30 September 2005 represent a charge in the BOC Edwards line of business for a restructuring programme and the impairment of goodwill in the related businesses.

In March 2005, the Group's South African subsidiary disposed of its majority shareholding in the Afrox hospitals business. The profit on disposal of £84.9 million has been recognised as a non-operating exceptional item.

Profit on disposal of businesses also includes contingent consideration proceeds from the disposal of the US packaged gas business, which was sold in 2004. These proceeds were received in November 2005.

5.	Tax

	Year to 30 Sep 2005	Year to 30 Sep 2004

	£million	£million

Subsidiary undertakings	(130.2)	(75.9)
Share of joint ventures	(26.1)	(23.5)
Share of associates	(3.6)	(2.3)

Tax on profit on ordinary activities	(159.9)	(101.7)

Overseas tax included in the tax on profit on ordinary activities above was	(140.1)	(71.5)

The tax charge includes a credit/(charge) in respect of:
Operating exceptional items	7.7	18.9
Non-operating exceptional items	(36.1)	25.6

Tax on exceptional items	(28.4)	44.5

6.	Earnings per share

	Year to 30 Sep 2005	Year to 30 Sep 2004

	£million	£million
Amounts used in computing the earnings per share:
Earnings attributable to ordinary shareholders for the year	367.0	264.0
Adjustment for exceptional items	(32.8)	47.5

Adjusted earnings before exceptional items	334.2	311.5

	Year to 30 Sep 2005	Year to 30 Sep 2004

	million	million
Average number of 25p ordinary shares:
Average issued share capital	500.4	498.2
Less: average own shares held in trust	(5.4)	(5.2)

Basic	495.0	493.0
Add: dilutive share options	1.6	0.8

Diluted	496.6	493.8

7.	Reconciliation of net cash flow to movement in net debt

		Year to 30 Sep 2005	Year to 30 Sep 2004

		£million	£million

	Net borrowings and finance leases – at 1 October	(962.4)	(1,368.1)
	Net cash inflow	91.6	339.2
	Issue of shares	9.6	12.4
	Net borrowings assumed at acquisition	(6.2)	(4.7)
	Net liquid resources eliminated on disposal	40.9	-
	Inception of finance leases	(7.1)	(0.2)
	Exchange adjustment	(6.1)	59.0

	Net borrowings and finance leases – at 30 September	(839.7)	(962.4)

8.	Contingent liabilities
	There has been no material change in contingent liabilities and legal proceedings since 30 September 2004.
9.	The preliminary announcement of the results for the year to 30 September 2005 is unaudited and was approved by the finance committee of the board of directors on 15 November 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2005
By: /s/ Sarah Larkins Name: Sarah Larkins Title: Assistant Company Secretary